Exhibit 99.1

Nevada Geothermal Power Reports Results for the Quarter ended September 30, 2010

Vancouver, B.C. (November 29, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) today announced results for the quarter ended September 30, 2010. Gross margin for the three months was $3.4 million and the net loss was $4.5 million. The full financial results are available at www.sedar.com and on the Company’s website at http://www.nevadageothermal.com.

(millions of US $ unless stated otherwise)	Three months ended
	September 30,
	2010	2009	Change
Revenue	6.9	-	n/a
Gross margin	3.4	-	n/a
Operating expenses	1.0	0.8	25%
EBITDA	2.7	(1.8)	(250)%
Net loss	4.5	1.8	150%
Net loss per share (basic and diluted) ($)	0.05	0.02	150%
Total assets	195.5	234.2	(17)%
Short & Long term liabilities	164.1	193.3	(15)%

Commenting on the results, the Company’s president and CEO Mr. Brian Fairbank said, “The closing of the John Hancock loan during the quarter represented an important milestone for NGP, significantly lowering our borrowing costs going forward. The plant generated approximately 45MW (gross), 34 MW (net) during the quarter, despite repair work lowering production. The Company expects further improvement in plant output once drilling has been completed.”

Highlights

  John Hancock $98.5 million loan closed on September 3, 2010, with fixed interest at 4.14% for a 20 year term, permitting further development

  $8.4M drilling fund included in John Hancock loan facility

  $10 million equity issue completed during September, 2010

Subsequent to quarter end

  Agreement reached to jointly develop the Crump Geyser project with Ormat Nevada Inc.(“Ormat”)

  Drilling in progress at Blue Mountain and Crump Geyser

Mr. Fairbank said, “We are looking forward to developing the Crump Geyser project together with Ormat, and anticipate that sufficient progress will have been made before the end of the year to qualify for a grant under the American Recovery and Reinvestment Act, which could allow for a reimbursement of 30% of qualifying costs. NGP is also continuing its drilling program at Blue Mountain and continuing to assess financing opportunities to further lower its borrowing costs.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.